SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

ENVIROSAFE CORPORATION
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

29409 T 201
(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th ST Suite 216 Plantation, FL 33324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2008
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GUOQIANG ZHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 632,253
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 632,253
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.53% **
14	TYPE OF REPORTING PERSON IN

** Based on approximately 2,141,375 shares outstanding on June 6, 2008 computed from the issuer’s recent filings.

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.0001 par value (the "Common Stock"), of Envirosafe Corporation, a Delaware Corporation (the "Issuer” or "Registrant") whose principal executive offices are located at 16 Naner Street, Wanshou Road, Suite 602, Haizhu District, Guangzhou, P.R. China.  At present, there are 2,141,375 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the reporting person is Guoqiang Zhan (“Mr. Zhan”).

b.	The residence address of Mr. Zhan is T01, Tower 12, Peng Lai Road, Dong Yuan, Shun De Bi Gui Yuan, Fo Shan City, P. R. China.

c.
Mr. Zhan currently is the President, and Chairman of the board of directors of the Issuer. The Issuer was originally formed to produce a comprehensive suite of disinfecting, cleaning, and bioremediation products for the consumer, commercial, institutional and municipal markets. We were not successful in developing this business model. We currently seek  potential  business opportunities and effect a business  combination  with  a target business with significant growth potential which,  in  the  opinion  of  our management, could provide a profit to both the Company and our shareholders. Its principal address is 16 Naner Street, Wanshou Road, Suite 602, Haizhu District, Guangzhou, P.R. China.

d.	During the past five years, Mr. Zhan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Zhan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Zhan is a citizen of the Peoples’ Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On March 26, 2007, Mr. Zhan entered into a subscription and stock purchase agreement ("SPA") with the Issuer.  Pursuant to the terms and conditions of the SPA, Mr. Zhan purchased 632,253 post 300:1 reverse split shares in exchange for an aggregate cash amount of $318,000.

Item 4. Purpose of Transaction.

    The purpose of the transaction is to allow Mr. Zhan to acquire a significant equity position in the Issuer.  Mr. Zhan has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 2,141,375 shares of Common Stock, of which Mr. Zhan is presently the record owner of 632,253 shares. Mr. Zhan is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

    b. The following table indicates the number of shares as to which Mr. Zhan has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Guoqiang Zhan	632,253	29.53%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Guoqiang Zhan	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Guoqiang Zhan	632,253	29.53%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Guoqiang Zhan	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

           None.

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2008

By: /s/ Guoqiang Zhan
      Guoqiang Zhan